DD 2/20/13

[redacted]

SEC
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Section
FEB 19 2013
Washington DC
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SECUR 13011308)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

835 Page Mill Road
(No. and Street)

Palo Alto	California	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Cromwell III — 650-322-2378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

En 3/4/13

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012 and 2011
With
Independent Auditor's Report

Rowbotham
& Company LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Independent Auditor's Report

To the Members of
GrowthPoint Technology Partners, LLC:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GrowthPoint Technology Partners, LLC and its Subsidiary (the "Company"), which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained on pages 17 to 19 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained on pages 20 to 22 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information contained on pages 17 to 22 has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on pages 17 to 22 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Rowbotham & Company LLP

San Francisco, California
February 15, 2013

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Corporate Officer
December 31, 2012

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC are true and correct. I further affirm that neither GrowthPoint Technology Partners, LLC nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mr. John P. Cromwell III
GrowthPoint Technology Partners, LLC

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Financial Condition
As of December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$ 747,549	$ 376,954
Restricted cash	94,000	188,000
Accounts receivable	617,500	385,000
Fixed assets, net	97,215	113,595
Other assets	61,716	254,670
Total assets	$1,617,980	$1,318,219
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$ 395,215	$ 111,907
Income taxes payable	9,162	---
Accrued facility costs	26,494	20,425
Total liabilities	430,871	132,332
Commitments and contingencies	---	---
Members' equity	1,187,109	1,185,887
Total liabilities and members' equity	$1,617,980	$1,318,219

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Income

For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Fees	$4,726,149	$4,417,271
Interest income	574	2,307
Total revenues	4,726,723	4,419,578
Expenses:		
Operating expense	1,267,644	999,975
Compensation and benefits	2,892,922	2,202,621
Professional fees	375,068	148,999
Marketing and development	126,411	185,130
Business taxes	4,900	19,542
Total expenses	4,666,945	3,556,267
Net income before provision for income taxes	59,778	863,311
Provision for income taxes	8,933	---
Net income	$ 50,845	$ 863,311

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012 and 2011

	2012	2011
Net income	$50,845	$863,311
Foreign currency translation adjustment	377	---
Total comprehensive income	$51,222	$863,311

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2012 and 2011

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at January 1, 2011	$1,255,676	$ ---	$1,255,676
Withdrawals	(933,100)	---	(933,100)
Net income	863,311	---	863,311
Balance at December 31, 2011	1,185,887	---	1,185,887
Withdrawals	(250,000)	---	(250,000)
Contributions	200,000	---	200,000
Net income	50,845	---	50,845
Other comprehensive income	---	377	377
Balance at December 31, 2012	$1,186,732	$377	$1,187,109

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 50,845	$ 863,311
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	33,662	37,975
Changes in assets and liabilities:		
Restricted cash	94,000	94,000
Accounts receivable	(232,500)	(157,194)
Other assets	192,954	35,361
Accounts payable and accrued liabilities	283,308	97,013
Income taxes payable	9,162	---
Accrued facility costs	6,069	14,614
Net cash provided by operating activities	437,500	985,080
Cash flow from investing activities:		
Purchase of fixed assets	(17,282)	(20,097)
Net cash used in investing activities	(17,282)	(20,097)
Cash flows from financing activities:		
Contributions	200,000	---
Withdrawals	(250,000)	(933,100)
Net cash used in financing activities	(50,000)	(933,100)
Effect of exchange rate changes	377	---
Net increase in cash	370,595	31,883
Cash at the beginning of the year	376,954	345,071
Cash at the end of the year	$ 747,549	$ 376,954

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC is a limited liability company established in September 2005. On January 13, 2006, the National Association of Securities Dealers, Inc. approved the GrowthPoint Technology Partners, LLC's membership. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safekeep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 5, 2011, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD was capitalized and began operations in July 2012 upon receiving approval from the Financial Services Authority ("FSA") who regulates financial services markets, exchanges, and firms in the United Kingdom. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC. 100% of GrowthPoint Technology Partners UK LTD revenues will be from GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD will incur its own operating expenses.

Operations outside of the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investments and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD (the "Company") do not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2012, the Company reported $35,729 in earnings from its foreign subsidiary. There were no dividends received from the foreign subsidiary. At December 31, 2012, assets of foreign operations were $380,671, liabilities of foreign operations were $247,563, and stockholder's equity was $133,108. For the year ended December 31, 2012, the Company's revenues were 100% from GrowthPoint Technology Partners, LLC.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD. All significant transactions and balances between these entities have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currencies - Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income.

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Restricted Cash - In accordance with the lease agreement associated with the facility in California, a standby letter of credit agreement has been entered into between the Company and a bank. The standby letter of credit amount is $94,000 at December 31, 2012 and $188,000 at December 31, 2011. At December 31, 2012 the amount outstanding was $94,000. Additionally, the Company is required to post cash collateral in the amount of $94,000 at December 31, 2012 and $188,000 at December 31, 2011 with the bank in accordance with the standby letter of credit agreement. These amounts have been deposited with the bank and are recorded as restricted cash.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2012 or 2011.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year.

The provision for income tax includes foreign income taxes and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and consolidated financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. The deferred income taxes are classified as current or long-term based on the classification of the related asset or liability.

For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners , LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, the provision for income taxes for GrowthPoint Technology Partners, LLC is minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

GrowthPoint Technology Partners UK LTD maintains its cash in financial institutions which are insured by the Financial Services Compensation Scheme (the "FSCS") up to £85,000. At times, cash may be in excess of the FSCS insured limits.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

The Company had three customers that comprised 49%, 33%, and 10% of total accounts receivable at December 31, 2012. The Company had three customers that comprised 53%, 19%, and 16% of total accounts receivable at December 31, 2011.

For the year ended December 31, 2012, the Company had four customers that comprised 21%, 18%, 18%, and 15% of fees. For the year ended December 31, 2011, the Company had three customers that comprised 32%, 15%, and 11% of fees.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2012, the date of the financial statements, through February 15, 2013, the date the financial statements were available for issuance.

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Cash	$747,549	$---	$---	$747,549
Restricted cash	94,000	---	---	94,000
Total	$814,549	$---	$---	$814,549

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash	$376,954	$---	$---	$376,954
Restricted cash	188,000	---	---	188,000
Total	$564,954	$---	$---	$564,954

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

3. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2012 and 2011:

	2012	2011
Furniture and equipment	$ 50,667	$ 50,667
Computers	76,469	65,169
Leasehold improvements	92,615	92,615
Total fixed assets	219,751	208,451
Less accumulated depreciation and amortization	(122,536)	(94,856)
Fixed assets, net	$ 97,215	$113,595

For the years ended December 31, 2012 and 2011, depreciation and amortization expense was $33,662 and $37,975.

4. Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2012 and 2011:

	2012	2011
Current taxes payable:		
Federal	$ ---	$---
State	---	---
Foreign	8,933	---
Total current taxes payable	8,933	---
Deferred taxes:		
Federal	---	---
State	---	---
Foreign	---	---
Total deferred taxes	---	---
Provision for income taxes	$8,933	$---

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

A reconciliation of income tax expense with the expected income tax expense computed by applying the federal statutory income tax rate (34%) to income before income tax expense is as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Income tax expense at federal statutory rate	$20,325	$ 293,526
United States income at rates less than 34%	(5,140)	(293,526)
Foreign income at rates less than 34%	(6,252)	---
Provision for income taxes	$ 8,933	$ ---

5. Related Party Transactions

During the years ended December 31, 2012 and 2011, the Company distributed $250,000 and $933,100 to its members.

During the years ended December 31, 2012 and 2011, the Company received contributions of $200,000 and none from its members.

6. Commitments

The Company conducts its operations from leased facilities in California and London. The California lease will expire in August 2015 and the London lease will expire in October 2013. In addition, the Company has an obligation for additional pass-through operating costs on the leased facility in California. Aggregate future minimum lease obligations for the operating leases in effect at December 31, 2012 are as follows:

Year ending December 31:	
2013	$ 441,680
2014	387,368
2015	262,352
Total minimum lease obligations	$1,091,400

For the years ended December 31, 2012 and 2011, rent expense was $460,766 and $363,750.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

7. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, GrowthPoint Technology Partners, LLC had net capital of $183,570 and $244,622. At December 31, 2012, net capital is $168,466 in excess of its required net capital of $15,104. At December 31, 2011, net capital is $235,800 in excess of its required net capital of $8,822. At December 31, 2012 and 2011, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 1.23 to 1 and 0.54 to 1, which is within the required regulator range.

GrowthPoint Technology Partners UK LTD is subject the Financial Services Authority Capital Adequacy, which requires the maintenance of minimum net capital. At December 31, 2012, GrowthPoint Technology Partners UK LTD had net capital of £82,539. At December 31, 2012, net capital is £41,670 in excess of its required net capital of £40,869.

8. Cash Flow Information

Supplementary disclosure of non-cash investing and financing activity are as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Fully depreciated fixed assets that were written off	$5,982	$2,629

9. Subsequent Events

No subsequent were noted.

Supplementary Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Total members' equity from statement of financial condition	$1,186,732
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Restricted cash	(94,000)
Accounts receivable	(617,500)
Fixed assets, net	(97,215)
Investment in GrowthPoint Technology Partners UK LTD	(132,731)
Other assets	(61,716)
Net capital before haircuts on securities position	183,570
Haircuts on securities	---
Net capital	$ 183,570
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 15,104
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 15,104
Excess net capital	$ 168,466

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 226,567
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 226,567
Ratio: Aggregate indebtedness to net capital	1.23 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2012

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$225,418
Audit adjustment to accrue intercompany fees	(43,259)
Audit adjustment to reverse over accrual of regulatory fees	3,911
Audit adjustment to reverse over accrual of operating expenses	7,500
Audit adjustment to accrue additional professional fees	(10,000)
Net capital as reported in the financial statements	$183,570

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Financial Condition

As of December 31, 2012

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners, UK LTD	Eliminations	Total
Assets				
Cash	$ 410,137	$337,412	$ ---	$ 747,549
Restricted cash	94,000	---	---	94,000
Accounts receivable	617,500	---	---	617,500
Intercompany receivable	---	43,259	(43,259)	---
Fixed assets:				
Furniture and equipment	50,667	---	---	50,667
Computers	76,469	---	---	76,469
Leasehold improvements	92,615	---	---	92,615
Total fixed assets	219,751	---	---	219,751
Less accumulated depreciation and amortization	(122,536)	---	---	(122,536)
Fixed assets, net	97,215	---	---	97,215
Investment in GrowthPoint Technology Partners UK LTD	132,731	---	(132,731)	---
Other assets	61,716	---	---	61,716
Total assets	$1,413,299	$380,671	$(175,990)	$1,617,980

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Financial Condition
As of December 31, 2012

Liabilities and Members' Equity	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners, UK LTD	Eliminations	Total
Accounts payable and accrued liabilities	$ 156,814	$238,401	$ ---	$ 395,215
Intercompany payable	43,259	---	(43,259)	---
Income taxes payable	---	9,162	---	9,162
Accrued facility costs	26,494	---	---	26,494
Total liabilities	226,567	247,563	(43,259)	430,871
Commitments	---	---	---	---
Members' equity:				
Members' equity	1,186,732	---	---	1,186,732
Common stock	---	97,002	(97,002)	---
Retained earnings	---	35,729	(35,729)	---
Accumulated other comprehensive income	---	377	---	377
Total members' equity	1,186,732	133,108	(132,731)	1,187,109
Total liabilities and members' equity	$1,413,299	$380,671	$(175,990)	$1,617,980

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Income
As of December 31, 2012

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners, UK LTD	Eliminations	Total
Revenues:				
Fees	$4.726.149	$ ---	$ ---	$4.726.149
Intercompany	---	501.041	(501.041)	---
Interest income	574	---	---	574
Total revenues	4.726.723	501.041	(501.041)	4.726.723
Expenses:				
Operating expenses	1.203.296	64.348	---	1.267.644
Compensation and benefits	2.540.247	352.675	---	2.892.922
Professional fees	338.416	36.652	---	375.068
Marketing and development	124.077	2.334	---	126.411
Business taxes	4.530	370	---	4.900
Intercompany	501.041	---	(501.041)	---
Total expenses	4.711.607	456.379	(501.041)	4.666.945
Other income:				
Equity in subsidiary's net income	35.729	---	(35.729)	---
Total other income (expense)	35.729	---	(35.729)	---
Net income before provision for income taxes	50.845	44.662	(35.729)	59.778
Provision for income taxes	---	8.933	---	8.933
Net income	$ 50.845	$ 35.729	$ (35.729)	$ 50.845

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Independent Auditor's Report on Internal Control

To the Members of
GrowthPoint Technology Partners, LLC:

In planning and performing our audit of the consolidated financial statements and supplementary information of GrowthPoint Technology Partners, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 15, 2013

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

To the Members
GrowthPoint Technology Partners, LLC
835 Page Mill Road
Palo Alto, CA 94304

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ["General Assessment Reconciliation (Form SIPC-7)"] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by GrowthPoint Technology Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, a print out of general ledger account number 4105 "Interest Income" for the period from January 1, 2012 to December 31, 2012, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, a print out of general ledger account number 4105 "Interest Income", supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 15, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec. 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Growth Point Technology Partners
835 Page Mill Road
Palo Alto, CA 94304
067086 Finra Dec.

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karyn M. White (650) 320-8476

2. A.	General Assessment (item 2e from page 2)	$ 11,815.
B.	Less payment made with SIPC-6 filed (exclude interest) 8-2-12 Date Paid	(4,035.)
C.	Less prior overpayment applied	(∅)
D.	Assessment balance due or (overpayment)	7,780.
E.	Interest computed on late payment (see instruction E) for ∅ days at 20% per annum	∅
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 7,780.
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,780.
H.	Overpayment carried forward	$(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Point Technology Partners, LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Dated the 7th day of February, 2013.

Controller, Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

OATH OR AFFIRMATION

I, John P. Cromwell III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

J. CHANDLER WERLINE
Commission # 1849518
Notary Public - California
Santa Clara County
My Comm. Expires May 16, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*